SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number 000-29256

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is a corporate presentation, dated August 17, 2021, titled: "Investor Relations Presentation, G. Willi-Food International Ltd."

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-199295).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: August 17, 2021

 G. WILLI-FOOD INTERNATIONAL Ltd.  Investor Relations Presentation

 This presentation is for informational purposes only and does not constitute an offer or an invitation to allot or to purchase the Company's securities or to accept such offers, nor does it constitute advice, recommendations or express an opinion on the feasibility of investing in the Company's securities. The information provided herein does not supersede any independent review of an investor in accordance with her/his circumstances and discretion.The data and details presented in this presentation are summaries only and do not replace the need to review the Company's complete public reports, including its annual and quarterly financial statements.This presentation may include data or information whose presentation is different from the way they are presented in the reports published by the Company to the public. In any case of discrepancy between the data or the information in this presentation and the audited and reviewed financial statements and the Company's Board of Directors’ Report, the data in the audited and reviewed financial statements and in the Board of Directors' Report shall prevail.This presentation includes forward-looking information (As defined in the Securities Law, 1968), which includes, among other things, forecasts, assessments, estimates and other information relating to future events and / or matters, the realization of which is uncertain (as well as how they materialize) and / Or is not under the control of the Company. Forward-looking information includes, inter alia, forecasts, targets, estimates, estimates and other information, based (inter alia and as appropriate) on the Company's management estimates (as of the date of publication of this presentation) and statistical and public data and publications - by external bodies and whose contents have not been checked by the company and for which the company is not responsible for their correctness.Forward-looking information, in whole or in part, may be realized differently than expected (and even substantially different) as a result of, among other things, the realization of the risk factors that characterize the company and its activities and as a result of other external developments beyond the company's control.The Company has no certainty that its expectations and assessments will indeed be realized, and the results of the Company's operations may differ materially from the results estimated or implied by the foregoing, among others due to a change in any of the above-mentioned factors.The Company does not undertake to update the information set forth in this presentation to reflect events and / or developments that will occur after its publication.  Disclaimer – Forward looking Statements

 1994Year of foundation   Over 25 yearsAs a leading Israeli food importer  250Employees and subcontractors  135Suppliers in different continents  G. Wiili-Food International  3500points of sale throughout Israel  Business Card  A dynamic and flexible company which develops new products every year and enters new food categories.  A company that emphasizes innovation and adapting its products to the changing tastes and trends of consumers.

 Holding Structure    Zwi and Joseph Williger    B.S.D Crown Ltd.    Willi-Food Investments Ltd.A publicly traded company in the Tel-Aviv Stock Exchange (TASE)    G. Willi-Food International Ltd.A dual public company which is traded in NASDAQ and in the Tel Aviv Stock Exchange  61.91%  59.1%  5.56%  3.9%  100%

 Major shareholders  PHOENIXThe Phoenix is a leader in Israeli multi-line insurance, asset management and financial services. Spring House CapitalSpring House Capital is a New York based venture capital firm that invests, among others, in seed and early stage start-ups in the technology, finance, and healthcare industries.WILLI-FOOD INVESTMENTSA public company traded on the Tel Aviv Stock Exchange.

Management

- **Acting CEO: Erez Winner**
  Acting CEO since February 2021. Prior to his appointment as acting CEO, Mr. Winner served as the Company Operations Manager. Before joining the Company, Mr. Winner served as CEO of Jerusalem Wineries.

- **CFO: Yitschak Barabi**
  Serves as Chief Financial Officer of the Company since September 1, 2019. Prior to his appointment as CFO, Mr. Barabi served in other senior positions in the Company since joining in May 2015, including controller and deputy to the CFO.

- **CSO: Ran Asulin**
  Serves as Chief Sales Officer of the Company since September 1, 2019. Prior to his appointment as CSO, Mr. Asulin served in other senior positions in the Company since joining in December 2010.


ויליפוד
גרגרי חומוס מבושלים

Board of directors

- **Zwi and Joseph Williger**
  Co-Chairmen of the Board of Directors
  Zwi and Joseph Williger founded the Company in 1994 and serve as Co- Chairmen of the Board of Directors, with over 30 years of experience in importing kosher food to Israel and developing the Group's business.

- **Idan Ben Shitrit**
  Serves as External Director of the Company since August 2018. Mr. Ben Shitrit is an independent portfolio manager. Mr. Ben Shitrit holds a bachelor's degree (BA) in mathematics and economics from the Tel Aviv University and a master's degree (MBA) in finance from IDC Herzliya.

- **Einav Adiv Berar**
  Serves as External Director of the Company since August 2018. Ms. Adiv Berar is the owner and CEO of TLV Medical Center, previously, she served as CEO of DPL. Ms. Adiv Berar holds a bachelor's degree (BA) in Business Administration from the Ruppin Academic center.

- **Victor Bar**
  Serves as Independent Director of the Company since June 2017. He also serves as a director of a company owned by him, which provides financial services to businesses. Mr. Bar has a bachelor's degree (BA) in accounting and economics from Bar Ilan University and is a CPA in Israel.

Organizational Structure  Erez Winner - Acting CEO  Joseph Williger –Co-Chairman of the Board  Zwi Williger –Co-Chairman of the Board  Logistics  HR   Import and Export  Customer Service  Finance and IT  Marketing and Business Development  Sales

 The Company’s Products  The Company imports, markets, distributes and sells a wide range of over 600 products. In 2018-2020, the Company added over 200 new products to its range of offerings in existing categories and new categories.The main product categories sold by the Company include, among other things: canned vegetables and pickles, canned fruit , canned fish, edible oils, dried fruits and nuts, dairy products and dairy substitutes, pastas, rice, baked goods, sauces, frozen dough, ice creams and more.The Company's products are sold in Israel to a variety of customers- large retailers, small retailers, mini markets, wholesalers, institution, government, manufacturers and more.

 The Company's Brands  Some of the products marketed under these brands

 Top International Brands Marketed by the Company   Some of the products marketed under these brands

 Visibility in stores

 Visibility in stores

 Visibility in stores

   Main Competitors    Advantages  Ownership of an logistics center and plans to expand it         Dynamic and innovative product development to Which match the Israeli consumers taste  Lean cost structure  Independent distribution

 Market share in leading categories compared to main competitors*  * According to StoreNext data for the first seven months of 2021, the size of the category is normalized for a period of twelve months.  Market share about NIS 2.9 billion  Market share about NIS 150 million  Market share about NIS 760 million  Market share about NIS 90 million

 Market share in leading categories compared to main competitors*  * According to StoreNext data for the first seven months of 2021, the size of the category is normalized for a period of twelve months.  Market share about NIS 320 million  Market share about NIS 430 million  Market share about NIS 1.3 billion  Market share about NIS 396 million

 2020%  2019%  2018%  2017     454,094     15%   395,637     17%   338,245     8%   311,978  Sales   145,377     17%   123,853     26%   98,213     32%   74,333   Gross profit   57,577     22%   47,296     25%   37,773     125%   16,765   Operating profit  Annual Financial - Growth trend  * Thousands of NIS

 Cycles and profitability by quarters

     The Company’s HQ are located in the Industrial area in the city of Yavne.Advanced logistics center with a built area of 8,600 square meters, on a total area of 19,000 square meters that stores and distributes dry, chilled and frozen products.Computerized collection and distribution system based on WMS.Fleet of trucks for distribution of cooled and dry products nationwide.  Logistics Center

 June22  Estimated commencement date of the expanded logistics center  Estimated start date of building  Estimated building duration – 18 months    Estimated cost of investment – approximately NIS 60 million   currently   6,500 pallets of dry products 1,000 pallets of chilled products 1,000 pallets of frozen products  A total of 20,500 pallets. Addition of 12,000 pallets chilled/frozen.  After the expansion of the logistics center        Expansion of the Logistics Center  January24

   Strategy for the next few years  Increasing sales in existing categories and entering new categories in the food industry and new areas of activity.   Acquisition of companies that may have synergy with the company's activity.  Improving the visibility of the company’s line of products on customer stores.  Development of Export, including exporting kosher food to Jewish communities in the US and Europe.  Improving the logistics system, including the expansion of the Company's logistics center and distribution array.  Expanding the Company’s production lines.  Continuation and expansion of private label production for retail chains

 The Company's Board of Directors, in its meeting held on August 16, 2021, adopted a Dividend Distribution Policy (the “Policy”). According with the Policy, the Company will distribute to its shareholders a dividend at a cumulative annual rate that will not be less than a total of 40% of the Company's annual net profit. The actual dividend distribution will be subject to the decision of the Company's Board of Directors taking into account, inter alia, the Company's financial terms as will be from time to time, the Company's ongoing activities, its growth and investment plans, liquidity and needs, all at the sole discretion of the Board of Directors and subject to the provisions of the law, including the division criterions set forth in the Israeli Companies Law, 5759-1999. It is hereby clarified that the adoption of the Policy does not create any obligation on the Company towards its shareholders or towards any third party, including the date of the dividend payment or its scope.The Company's Board of Directors, in its meeting held on August 16, 2021, resolved to declare a cash dividend distribution of about NIS 4.33 and a total of NIS 60 million (about US$1.34 and about US$18,616,197, respectively).  Dividend distribution policy

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